Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following article was made available through a link on Comcast’s website:

Orlando Sentinel: Op-Ed: Competition not a concern in merger between Comcast, TWC
David Balto, Guest Columnist
7/16/15

[link to http://www.orlandosentinel.com/news/opinion/os-ed-comcast-time-warner-merger-071614-20140715,0,2567119.story?dssReturn&z=22209]

When Comcast and Time Warner Cable announced plans to combine operations, antitrust lifers like me could hardly believe what we were hearing. Such a megadeal would surely hurt consumers and weaken markets for Internet service and TV. Having previously opposed the Comcast acquisition of NBCUniversal in 2010, I was ready to pick up my pitchfork once again.

However, once I began to research the proposed transaction, I realized the concerns I had regarding NBCU did not apply to this very different kind of deal. New forms of competition and changes in technology have created such a robust and competitive marketplace that the risk to consumers in this changed world seems slight, while the potential benefits are many.

Most fundamentally, Comcast and TWC do not even compete head to head in any market. The transaction does not limit any consumer choice or service option — a central hallmark of antitrust concern. That's why the large size of the resulting company, while troubling on the surface, ends up raising no traditional competitive concerns.

Fiber is now a strong competitor to cable, as large companies like AT&T, Verizon and Google roll out service. Modern DSL technology is now just as fast as many cable options — and getting faster as DSL networks hit gigabit speeds in trials.

Cost and capacity issues still prevent widespread adoption of wireless as a complete replacement to wired Internet, but this may change as more spectrum is made available. Consumers may soon ditch wired broadband for the freedom of wireless just as they are currently ditching wired telephone lines for cellular.

The situation is the same in video distribution, with strong competitors like Netflix, Hulu, Apple and Amazon as well as smaller niche providers. That means Comcast as a buyer of programming competes with many powerful competitors — Netflix and YouTube alone account for half of all Internet traffic during peak periods.

And while Comcast video competes with these online services, they also drive demand for broadband subscription service in the first place. Even if a larger Comcast could hamper online video competitors, it has no incentive to upset its broadband customers by doing so.

Opponents of the transaction cite the company's interconnection deal with Netflix as an example of Comcast's power. But on closer look, this issue turns out to be a red herring.

Payment for interconnection is nothing new. It has always been the case that payment occurs when data are traded between networks, either through a cash exchange or reciprocal data transfers. Without such an arrangement, the Internet couldn't function.

This is a back-office Internet operations issue, and completely different than consumer net neutrality, which forbids Internet service providers from discriminating against content or blocking Websites over the "last mile" to individual subscriber homes. It benefits transaction critics to muddy up the interconnection issue with talk of net neutrality, but regulators know the difference and won't be fooled.

Netflix is currently responsible for 30 percent of Internet traffic, and it is no surprise that a deal with Comcast to cut out Internet backbone "middlemen" made sense for both sides. Netflix is also in talks with AT&T for a similar deal and has already inked one with Verizon.

There is no consumer protection issue present in these business-to-business transactions, which by all accounts are working well.

Finally, Comcast is widely seen as the technology leader, offering the nation's fastest broadband and unprecedented access to mobile, streaming and video on demand. It has promised hundreds of millions in new investments to expand these services, another likely benefit for consumers. And it has publicly stated that through the transaction, it will commit the TWC network to net neutrality — a valuable concession since the FCC neutrality rules were struck down earlier this year.

We must be vigilant whenever large companies propose to join. However, it is not helpful to overstate the case against such deals. We must take a balanced approach or we risk working to defeat a merger that may ultimately benefit consumers, as this one seems especially likely to do.

David Balto is a former policy director at the Federal Trade Commission, a former antitrust attorney at the U.S. Department of Justice, and a fellow at the New America Foundation, whose minor contributors have included TWC.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on May 23, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of

Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,”

“strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.